UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BULOVA TECHNOLOGIES GROUP, INC.

(Name of Issuer)

Common Stock

 (Title of Class of Securities)

120458 10 4

 (CUSIP Number)

Craig Schnee, 12645 49th Street North, Clearwater, Florida 33756 (717) 881-4886

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Stephen L. Gurba

322 Roebling Road South
Belleair, Florida 33756

April 6, 2009

 (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box I I

SCHEDULE 13D

CUSIP No.	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Stephen L. Gurba
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) (b) Ill
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,000,000,000 shares of voting preferred stock and 1,509,250 common shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,000,000,000 shares of voting preferred stock and 1,509,250 common shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,001,509,250 ('ncludes voting preferred stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[11
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.28%
14

TYPE OF REPORTING PERSON*

IN

Note: Item 13 includes shares of voting preferred and common shares held jointly with wife. It also includes 29,250 common shares held by Reporting Person's adult stepdaughter living in Reporting Person's household.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No.	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Evelyn R. Gurba
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) a (b) EI
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	III
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 10,000,000
	8	SHARED VOTING POWER 2,000,000,000 shares of voting preferred stock and 1,509,250 common shares
	9	SOLE DISPOSITIVE POWER 10,000,000
	10	SHARED DISPOSITIVE POWER 2,000,000,000 shares of voting preferred stock and 1,509,250 common shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,011,509,250 ( ncludes voting preferred stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	111
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.53%
14

TYPE OF REPORTING PERSON*

IN

Note: Item 13 includes shares of voting preferred held jointly with husband, Stephen L. Gurba, in the calculation. It also includes 29,250 common shares held by Reporting Person's adult daughter living in Reporting Person's household. Item 7 and 9 includes immediately exercisable warrants at an exercise price of $                    .

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No.	Page 4 of 7 Pages

ITEM 1.     SECURITY AND ISSUER.

This statement relates to shares of Common Stock, par value $.001 per share, of Bulova Technologies Group, Inc. (the "Issuer") having its principal executive offices at 12645 49th Street North, Clearwater, Florida 33756.

ITEM 2.     IDENTITY AND BACKGROUND.

(a) — (c) This Statement is filed by the following persons ("Reporting Persons"):

(1)     Stephen L. Gurba, whose address is 322 Roebling Road South, Belleair, Florida 33756.

(2)     Evelyn R. Gurba, whose address is 322 Roebling Road South, Belleair, Florida 33756. She is the wife of Stephen L. Gurba.

(d)

During the last five years, the Reporting Persons have not (i) been convicted in a criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(e)

During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Persons are each citizens of the USA.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Personal Funds. See Item 5 and the Exhibits attached to this Schedule 13D.

ITEM 4.     PURPOSE OF TRANSACTION.

The Reporting Persons acquired their additional interests in Bulova solely for investment purposes.

Other than as described in this Schedule 13D, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the following actions:

1.	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

2.	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

3.	A sale of transfer of a material amount of assets of the Issuer or any of its subsidiaries;

4.	Any material change in the present capitalization or dividend policy of the Issuer;

5.	Any other material change in the Issuer's business or corporate structure;

SCHEDULE 13D

CUSIP No.	Page 5 of 7 Pages

6.	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

7.

Causing a class securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

8.	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

9.	Any action similar to any of those enumerated above.

Notwithstanding the above, the Reporting Persons may make additional purchases of securities, either in the open market or in private transactions, including the exercise of options or receipt of warrants, depending on the Reporting Persons' evaluation of the Issuer's business, prospects and financial condition, the market for the Common Stock, other opportunities available to the Reporting Persons, prospects for the Reporting Persons' own business, general economic conditions, money and stock market conditions and other future developments. Depending on the same factors, the Reporting Persons may decide to sell all or part of their investment in the Common Stock, although they have no current intention to do so.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

The Reporting Persons acquired shares of the Issuer's common stock with cash. In addition, the Reporting Persons own warrants to acquire 10,000,000 shares of the Issuer's common stock. The exercise price for all such warrants is $.02. The maturity date of the warrant is 250,000 TBE — 2/17/22; 10,000,000 Evelyn R. Gurba — 10/28/24.

The Reporting Persons have voting control over 2,000,000,000 shares of the Issuer's preferred stock. Each share has one (1) vote per share and is non-convertible. The purchase price per share of preferred stock is $.00001. The voting preferred stock of the Issuer was acquired on November 2, 2011.

Each of the Reporting Persons beneficial ownership in the Issuer consists of the following:

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in Items 3 and 5 above, and the Exhibits hereto, there are no current contracts, arrangements, understandings of relationships (legal or otherwise) among or between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

99.1     Joint Filing Agreement

SCHEDULE 13D

CUSIP No.	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 8, 2014

/s/           Stephen L. Gurba

Stephen L. Gurba

/s/           Evelyn R. Gurba

Evelyn R. Gurba

SCHEDULE 13D

CUSIP No.	Page 7 of 7 Pages

EXHIBIT 99.1

Joint Filing Agreement

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Bulova Technologies Group, Inc., dated as of January 8, 2014 is, and any amendments thereto (including amendments on Schedule 13G), signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

/s/           Stephen L. Gurba

Stephen L. Gurba

/s/            Evelyn R. Gurba

Evelyn R. Gurba